4:

Fidelity Securities Fund issued a new class of shares. Class F of Fidelity Blue Chip Growth Fund, Fidelity Series Small Cap Opportunities Fund, Fidelity Small Cap Growth Fund, and Fidelity Small Cap Value Fund commenced operations on June 26, 2009.